August 18, 2010
Biovail Corporation
Registration Statement on Form S-4
Filed July 21, 2010
File No. 333-168254
Dear Mr. Riedler:
          Our client, Biovail Corporation (“Biovail”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S–4 (the “Registration Statement” and Amendment No. 1 thereto, “Amendment No. 1”) relating to the proposed business combination transaction involving Biovail and Valeant Pharmaceuticals International (“Valeant”). For your convenience, we have enclosed herein four marked copies of Amendment No. 1, which have been marked to show changes made to the original Registration Statement, as well as four unmarked copies of Amendment No. 1.
          Set forth below is Biovail’s response to the comment of the Staff of the Commission (the “Staff”) contained in its letter to Biovail, dated August 2, 2010. For convenience of reference, the Staff’s comment has been reproduced herein in italics.
Where You Can Find More Information, page 172
1.	Please revise this section to incorporate by reference the Form 8-K filed by each of Biovail Corporation and Valeant Pharmaceuticals International on July 23, 2010 and the Form 8-K filed by Valeant Pharmaceuticals International on August 2, 2010. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations
     Biovail confirms that it has revised this section to incorporate by reference the Form 8-K filed by each of Biovail and Valeant on July 23, 2010 and the Form 8-K filed by Valeant on August 2, 2010 (film number 10982802).

          Should you have any questions concerning the foregoing, please contact the undersigned at the number listed on the cover page of this letter.
Sincerely,
/s/ Erik R. Tavzel
Erik R. Tavzel
Jeffrey Riedler
     Assistant Director
          Division of Corporation Finance
               U.S. Securities and Exchange Commission
                    100 F Street, N.E.
                         Washington, D.C. 20549
Copy to:
Karen Ubell
     Division of Corporation Finance
          U.S. Securities and Exchange Commission
               100 F Street, N.E.
                    Washington, D.C. 20549
Gregory Gubitz
     Senior Vice-President, Corporate Development and General Counsel
          Biovail Corporation
               7150 Mississauga Road
                    Mississauga, Ontario
                         L5N 8M5
                              CANADA
Steve T. Min
     Executive Vice President, General Counsel and Corporate Secretary
          Valeant Pharmaceuticals International
               One Enterprise
                    Aliso Viejo, CA 92656
David J. Toswell
     Blake, Cassels & Graydon LLP
          199 Bay Street, Suite 2800
               Toronto, Ontario
                    MSL 1A9
                         CANADA

Stephen F. Arcano
Jeffrey A. Brill
     Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
               New York, NY 10036